UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of July 22, 2021

Commission File Number 333-252215

Technip Energies N.V.
(Translation of registrant's name into English)

2126, boulevard de la Défense
CS 10266, 92741 Nanterre
Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Technip Energies N.V.

On July 22, 2021, Technip Energies N.V. issued a press release reporting its financial results for the six months ended June 30, 2021. A copy of the press release is attached hereto as Exhibit 99.1.

On July 22, 2021, Technip Energies N.V. issued a press release announcing the availability of its financial results call presentation on its website. A copy of the press release is attached hereto as Exhibit 99.2.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021

TECHNIP ENERGIES N.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release reporting financial results, dated July 22, 2021
99.2	Press release announcing availability of financial results call presentation, dated July 22, 2021